UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 3, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                      No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                      No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated May 1, 2013.
•	Press Release dated May 6, 2013.
•	Press Release dated May 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: June 3, 2013	By:	/s/“Alison T. Love”
Alison T. Love Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge launches online pipeline emergency training for first responders

CALGARY, Alberta and HOUSTON (May 1, 2013) – Enbridge Inc. (NYSE/TSX:ENB) (Enbridge) and Enbridge Energy Partners, L.P. (NYSE:EEP) (the Partnership) today announced the successful launch of an online portal to offer free, customized pipeline emergency training to first responder organizations located along Enbridge’s and the Partnership’s more than 50,000 miles of onshore pipelines comprising several pipeline systems in the United States and Canada.

The program material is based on Pipeline Emergencies, an industry-leading pipeline emergency response training program developed by the National Association of State Fire Marshals (NASFM). The NASFM materials were adapted to provide information specific to pipelines operated by Enbridge and the Partnership.

“While our overarching goal continues to be zero incidents, Enbridge believes that, as prudent pipeline operators and responsible neighbors, we must take the extra step to reach out to emergency response organizations located near our North American pipelines to offer specific information about the products we transport and the most effective tactics for responding to a pipeline emergency,” said Steve Wuori, President, Enbridge Liquids Pipelines.

The online training program features 3-D, interactive graphics to help first responders better visualize response to pipeline incidents. Content includes the basics of natural gas and crude oil pipeline operations, how to safely handle products transported by pipelines, including those operated by Enbridge, pipeline emergency response tactics and pipeline emergency scenarios.

“The real value of the Enbridge online pipeline emergency training, which is provided at no cost to emergency responders, is that it provides relevant, accurate information about all pipelines as well as specific information about the products transported in Enbridge’s natural gas, crude oil and gas liquids pipelines,” added Mark Maki, President, Enbridge Energy Partners, L.P.

Since December 2012, more than 8,000 emergency response agencies in the United States and Canada have been provided with access to the online program. Additionally, in 2013, Enbridge will roll-out an in-person outreach component of the program targeting 911 dispatch centers covering the areas in which we operate and fire departments in close proximity to our pipelines and facilities. As of April 19, 2013, 438 emergency responders, Enbridge employees, and other interested parties have registered to access the online training; 186 have completed the training.

“The National Association of State Fire Marshals is pleased to work with Enbridge and the pipeline industry to provide responders with the knowledge they need to be safe when responding to a pipeline incident,” said Philip Oakes, National Program Director/Trainer for the National Association of State Fire Marshals. “Thanks to Enbridge’s commitment to safety and the use of the best-in-class Pipeline Emergencies curriculum, responders have the information and training needed to be prepared for such an event.”

Information on accessing the training program can be obtained by sending an email to USpublicawareness@enbridge.com or Cdnpublicawareness@enbridge.com. More information about Enbridge’s outreach to emergency responders can be found at: enbridge.com/ERinfo or enbridgeus.com/ERinfo.

# # # #

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 15 percent of total U.S. oil imports, while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast areas, deliver approximately 2.5 billion cubic feet of natural gas daily. Enbridge Partners is recognized by Forbes as one of the 100 Most Trustworthy Companies in America.

Enbridge Energy Management, L.L.C. (www.enbridgemanagement.com) manages the business and affairs of the Partnership, and its sole asset is an approximate 16 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE: ENB) (TSX: ENB) (www.enbridge.com), is the general partner of the Partnership and holds an approximate 21 percent interest in the Partnership.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

Enbridge Energy Partners, L.P.

Larry Springer Media (877) 496-8142 E-mail: usmedia@enbridge.com	Sanjay Lad Investment Community Toll-free: (866) EEP INFO or (866) 337-4636 E-mail: eep@enbridge.com

NEWS RELEASE

Enbridge Announces Successful Completion of Open Season for Southern Lights Diluent Pipeline

CALGARY, Alberta, May 6, 2012 – Enbridge (TSX: ENB) (NYSE: ENB) today announced the successful completion of an open season (“Open Season”) to solicit commitments from shippers for 50,000 barrels per day (bpd) of capacity on the Southern Lights Pipeline.

Through the open season process Enbridge received transportation agreements in excess of the offered amount for capacity on a term that expires on June 30, 2025. The open season began on January 28, 2013 and concluded March 26, 2013.

Based on the success of the open season, and the fact that the current capacity available for contracts has been fully subscribed, Enbridge will now pursue an expansion of the Southern Lights system to reach an estimated annual capacity of 275,000 bpd. Enbridge plans to hold an open season for the expansion capacity later this year.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media – Canada (403) 508-6563 or (888) 992-0997 Email: graham.white@enbridge.com Larry Springer Media – U.S. (877) 496-8142 E-mail: usmedia@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge poised to provide market access solutions, CEO Monaco tells shareholders at annual meeting

Enbridge announces election of directors

CALGARY, Alberta (May 8, 2013) – Enbridge Inc. (TSX:ENB) (NYSE:ENB) is optimally positioned to provide critical market access solutions to the North American energy landscape in the coming years, President and Chief Executive Officer Al Monaco told shareholders during Enbridge’s annual general meeting today in Calgary.

While reporting another year of strong corporate performance, Mr. Monaco said Enbridge is poised to connect growing energy supply with key North American markets by expanding its network of liquids pipelines infrastructure in the near future.

Existing pipeline bottlenecks, and the resulting Canadian crude oil discounts, “can be solved by a reconfiguration of the North American pipeline grid, where crude moves from inland markets to coastal markets — and Enbridge is right in the middle of this transformation,” said Mr. Monaco.

Between now and 2016, Enbridge expects to roll out a series of major projects that will expand what is already the most complex crude oil pipeline system in the world — Enbridge’s Eastern Access program to the U.S. Midwest and eastern Canada; the U.S. Gulf Coast Access program with 585,000 bpd of incremental capacity from the Chicago area; additional capacity to the U.S. Midwest and eastern Canada as part of the Light Oil Access initiative; and development of the Eastern Gulf project from the U.S. Midwest to the eastern Gulf Coast.

Additionally, Enbridge is proposing to build the Northern Gateway project, in order to connect Canadian supply with robust Asian demand.

All told, said Mr. Monaco, Enbridge has committed billions to add roughly 1.7 million bpd of new market access to address the Canadian crude oil pricing issue.

“In terms of future growth, 2012 was our most successful year. We secured more than $15 billion of new investments (in 2012), bringing our inventory of secured projects to $28 billion,” he said. “These are not just concepts — they’re real projects that we’ll put into service in the coming years.”

Enbridge had another exceptional year in 2012, with adjusted earnings coming in at $1.62 per share — 11 per cent over 2011, extending the company’s record of growth.

Enbridge increased its dividend by 12 per cent, marking the company’s 18th consecutive annual increase — “a remarkable record, and one that illustrates the strength of our business model,” remarked Mr. Monaco — while total shareholder return was 16 per cent, well in excess of the broader market.

Enbridge’s 10-year annual total return of 19 per cent more than doubled the 9 per cent Composite TSX return.

Enbridge’s other core businesses — gas transportation and distribution, green energy power generation, power transmission, and Canadian midstream natural gas — continued to grow in 2012. Enbridge is Canada’s largest generator of solar energy and 2nd largest wind power generator.

Mr. Monaco reiterated Enbridge’s ongoing commitment to community and environmental sustainability — noting the company’s heightened focus on resolving stakeholder concerns, the addition of safety measures that exceed regulatory requirements, and partnerships with First Nations.

“We believe that when we work in a community, we’re part of it — and that means we invest in that community,” said Mr. Monaco. “We also need to reduce our industry’s environmental footprint. That’s why our first choice is always to use existing infrastructure — to reverse or repurpose pipelines, or to expand along existing rights of way to minimize our impact on communities and on the environment.

“And as we grow, we remain committed to sustainability through our Neutral Footprint program,” he said. “We’re on track with our goals of planting a tree for every tree we remove; conserving an acre for every acre we permanently impact; and generating a kilowatt hour of renewable energy for every kilowatt hour of additional power we consume.”

Mr. Monaco also recognized the sizeable contributions of Pat Daniel, who retired as Enbridge’s CEO in September 2012. “Pat built a very strong foundation for our Company, with many accomplishments over his tenure,” said Mr. Monaco. “Our goal now is to build on that success.”

Election of Directors

Enbridge also announced that the nominees listed in the management information circular dated March 5, 2013 were elected as directors of Enbridge Inc. The detailed results of the vote for the election of directors held at its Annual Meeting of shareholders earlier today in Calgary are set out below.

On a vote by ballot, each of the following 12 nominees proposed by management was elected as a director of the Company:

Nominee	Votes For	% For	Votes Withheld	% Withheld
David A. Arledge	499,493,008	98.51	7,564,928	1.49
James J. Blanchard	499,420,748	98.49	7,637,188	1.51
J. Lorne Braithwaite	484,978,045	95.65	22,079,891	4.35
J. Herb England	484,553,783	95.56	22,504,153	4.44
Charles W. Fischer	485,429,529	95.73	21,628,407	4.27
V. Maureen Kempston Darkes	484,918,644	95.63	22,139,292	4.37
David A. Leslie	499,720,983	98.55	7,336,953	1.45
Al Monaco	500,121,354	98.63	6,936,582	1.37
George K. Petty	499,602,537	98.53	7,455,399	1.47
Charles E. Shultz	484,968,296	95.64	22,089,640	4.36
Dan C. Tutcher	499,666,445	98.54	7,391,491	1.46
Catherine L. Williams	485,273,106	95.70	21,784,830	4.30

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com